UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

OneSpan Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,813,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,813,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,813,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		243,388
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

243,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,056,458
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,056,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,056,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,056,458
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,056,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,056,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,103,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,103,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,103,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,103,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,103,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,103,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 68287N100

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (the “Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,813,070 Shares owned directly by Legion Partners I is approximately $43,797,190, including brokerage commissions. The aggregate purchase price of the 243,388 Shares owned directly by Legion Partners II is approximately $2,930,868, including brokerage commissions. The aggregate purchase price of the 47,200 Shares owned directly by Legion Partners Holdings is approximately $374,758, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,845,509 Shares outstanding as of April 26, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

A.	Legion Partners I
(a)	As of the close of business on May 7, 2024, Legion Partners I beneficially owned 2,813,070 Shares.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,813,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,813,070

(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on May 7, 2024, Legion Partners II beneficially owned 243,388 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 243,388
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 243,388

9

CUSIP No. 68287N100

(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 2,813,070 Shares owned by Legion Partners I and (ii) 243,388 Shares owned by Legion Partners II.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,056,458
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,056,458

(c)	Legion Partners GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II may be deemed the beneficial owner of the (i) 2,813,070 Shares owned by Legion Partners I and (ii) 243,388 Shares owned by Legion Partners II.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,056,458
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,056,458

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on May 7, 2024, Legion Partners Holdings directly owned 47,200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 2,813,070 Shares owned by Legion Partners I and (ii) 243,388 Shares owned by Legion Partners II.

Percentage: Approximately 8.2%

10

CUSIP No. 68287N100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,103,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,103,658

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,813,070 Shares owned by Legion Partners I, (ii) 243,388 Shares owned by Legion Partners II and (iii) 47,200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,103,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,103,658

(c)	None of Messrs. Kiper and White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 273,800 Shares, which have an exercise price of $15 per Share and expire on September 20, 2024, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 24,200 Shares, which have an exercise price of $15 per Share and expire on September 20, 2024, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 533,000 Shares, which have an exercise price of $15 per Share and expire on December 20, 2024, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 46,000 Shares, which have an exercise price of $15 per Share and expire on December 20, 2024, as set forth on Schedule A, which is incorporated herein by reference.

11

CUSIP No. 68287N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2024

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

12

CUSIP No. 68287N100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LEGION PARTNERS, L.P. I

Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(117,400)	0.8000	04/01/2024
Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(25,500)	0.8000	04/02/2024
Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(31,200)	0.8227	04/03/2024
Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(99,700)	0.8259	04/04/2024
Purchase of Common Stock	9,363	9.9570	04/15/2024
Purchase of Common Stock	21,923	9.8971	04/16/2024
Purchase of Common Stock	26,667	9.9354	04/17/2024
Purchase of Common Stock	18,178	9.9659	04/18/2024
Purchase of Common Stock	15,897	9.9720	04/19/2024
Short Sale of Dec 2024 Call Options ($15.00 Strike Price)[2]	(72,700)	0.8000	04/24/2024
Short Sale of Dec 2024 Call Options ($15.00 Strike Price)[2]	(460,300)	1.4500	05/03/2024

LEGION PARTNERS, L.P. II

Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(10,400)	0.8000	04/01/2024
Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(2,300)	0.8000	04/02/2024
Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(2,700)	0.8227	04/03/2024
Short Sale of Sep 2024 Call Options ($15.00 Strike Price)[1]	(8,800)	0.8259	04/04/2024
Purchase of Common Stock	366	9.9570	04/15/2024
Purchase of Common Stock	858	9.8971	04/16/2024
Purchase of Common Stock	1,043	9.9354	04/17/2024
Purchase of Common Stock	711	9.9659	04/18/2024
Purchase of Common Stock	622	9.9720	04/19/2024
Short Sale of Dec 2024 Call Options ($15.00 Strike Price)[2]	(6,300)	0.8000	04/24/2024
Short Sale of Dec 2024 Call Options ($15.00 Strike Price)[2]	(39,700)	1.4500	05/03/2024

_______________________

1 Represents Shares underlying American-style call options sold short in the over-the-counter market with an expiration date of September 20, 2024.

2 Represents Shares underlying American-style call options sold short in the over-the-counter market with an expiration date of December 20, 2024.